Form C

Cover Page

Name of issuer:

Unifying Spirits LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: PA

Date of organization: 5/6/2021

Physical address of issuer:

214 Sygan Road
Slippery Rock PA 15057

Website of issuer:

https://bobapops.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

12,500

Price:

$4.000000

Method for determining price:

Dividing pre-money valuation $17,700,000.00 by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,856,035.00	$2,402,474.00
Cash & Cash Equivalents:	$177,373.00	$578,894.00
Accounts Receivable:	$210,273.00	$251,786.00
Current Liabilities:	$887,056.00	$318,211.00
Non-Current Liabilities:	$135,508.00	$320,162.00
Revenues/Sales:	$2,822,314.00	$778,051.00
Cost of Goods Sold:	$761,587.00	$467,297.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,342,016.00)	($1,112,983.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Unifying Spirits LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Mark Andrews	Chairman	Savvy Drinks	2021
Harmon Rozycki	COO	Unifying Spirits LLC	2021
Ray Rozycki	CEO	Unifying Spirits LLC	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mark Andrews	President	2021
Roseann Sessa	CMO	2022
Harmon Rozycki	CCO	2021
Ray Rozycki	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

THIS OFFERING IS HIGHLY SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK, AND IS SUITABLE ONLY IF AN INVESTOR CAN AFFORD TO LOSE THE ENTIRETY OF THE INVESTMENT.

The securities offered have not been registered with the U.S. Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws or regulations, in reliance upon the exemption from registration provided by Section 4(a)(6) of the Securities Act and Regulation Crowdfunding (17 C.F.R. Part 227) promulgated thereunder. Neither the SEC nor any state securities regulator has approved or endorsed the merits of this offering or the accuracy or adequacy of the disclosures made in connection herewith. Investors should be aware that they will be subject to the transfer restrictions applicable to securities sold in reliance on Regulation Crowdfunding, including a one-year holding period before such securities may be resold, subject to limited exceptions.

This offering does not constitute an offer of securities in any jurisdiction in which, or to any person to whom, an offer is not permitted. This offering shall not create any implication that the information contained herein is correct as of any time after the date of this offering. Prospective Investors (each an "Investor") are not to construe this offering, or any information or documentation provided by professionals engaged by the Company to render professional services in connection with this offering, as legal, accounting, tax, or investment advice. Investors should consult their own legal, accounting, tax, and financial advisors with respect to purchasing securities offered by the Company. This offering may not contain all of the information or documentation that would generally be provided to Investors who are not Accredited Investors. An investment in the securities is not suitable for any Investor who alone, or with the Investor's advisors, is not capable of evaluating the merits and risks of any investment. This offering does not address any resale of the securities during or after completion of the offering, and no Investor is authorized or entitled to resell any security purchased without the necessary corporate, regulatory, and legal approvals and authorizations.

There are substantial and significant risks associated with an investment in the Company. The following risks, among others, should be carefully and thoroughly considered by each Investor with legal and tax counsel prior to investment:
A. There is no assurance that the Company will be, or remain, profitable. The business of the Company and its Subsidiary, specifically the manufacturing and distribution of Boba Pops, is subject to numerous inherent risks, such as the fluctuation of market demands, increased operating costs and costs of goods sold, global, federal, state, and local economic conditions, competition in the market, inability to penetrate the market, lack of consumer interest, regulatory restrictions, labor issues, and production capabilities, among others. Such factors significantly impact the business, operations, and affairs of the Company, adversely impacting revenue, profitability, and returns, and are not within the control of the Company.
B. The Company's business, operations, and affairs rely heavily upon payments for products by consumers and distributors, and the Company cannot guaranty that the Company's products will be purchased by consumers or that the Company's distributors will pay for products in a timely fashion and without breach of agreements.
C. The Company's business, operations, and affairs are regulated by federal and state laws and regulations and are subject to oversight by federal and state regulators and agencies. Federal, state, and local regulations and increased oversight could have an adverse impact on the business, operations, and affairs of the Company and the Company's profitability.
D. The Company maintains liability insurance policies, but claims could exceed such insurance coverage.
E. The Operating Agreement of the Company, as amended, addresses and manages the rights and interests of the owners and investors of the Company. Such Agreement should be carefully

reviewed
and discussed with independent legal and tax counsel. Each Investor must be legally bound by and to the terms and conditions of such Agreement.
F. The Company's ability to approve and authorize cash distributions to Investors will be significantly impacted by the Company's assessment of capital reserves for, among other things, capital expenditures.
G. The Company is designated as a Partnership for federal income tax purposes. Thus, profits and losses incurred by the Company "pass through" the Company to the Members/Investors of the Company. The Members/Investors are responsible for paying taxes on the Company's taxable income, whether or not the Company authorizes and approves cash distributions. An Investor purchasing securities through this offering will be allocated a share of the Company's taxable income whether or not a cash distribution is made. Each Investor is strongly encouraged and advised to consult with his or her independent tax advisor regarding the tax implications of investing in the Company.
H. No public or other market for sale of the securities will likely exist. The transfer of any security is subject to the limitations and restrictions set forth in the Company's Operating Agreement, as amended. Each Investor may be unable to liquidate his or her investment and may be forced to hold the investment for an indefinite period of time.
I. All financial and operational forecasts and plans are merely speculative and may not materialize to any extent.
J. Any investment in the Company is subject to dilution.
K. Each Investor may be compelled to invest through a Special Purpose Vehicle, and thus an Investor may not be individually identifiable on the Capitalization Schedule of the Company.
L. Each Investor must rely upon his or her own judgment and understanding to determine whether an investment in the Company is prudent.
M. Each Investor hereby recognizes that the totality of each investment may be consumed by the Company in the ordinary course of business without notice to the Investor.

Boba POPS was incorporated in 2021 and has a limited operating history upon which investors can evaluate our business and prospects. We are introducing a novel product category—alcoholic popping boba—that has not been previously tested in the market at scale. There is no assurance that consumers will adopt our products or that demand will be sufficient to support our business operations. Our ability to generate sustainable revenue and achieve profitability remains unproven. If we are unable to successfully commercialize our products and achieve market acceptance, we may never become profitable and investors could lose their entire investment.

Our success depends heavily on the continued service and performance of our founders and key management personnel who possess specialized knowledge of our products, manufacturing processes, and the alcoholic beverage industry. With only ten employees, we have limited redundancy in critical roles. The loss of one or more key team members could disrupt our operations, delay product development, and impair our ability to execute our business plan. We do not maintain key person life insurance on any of our personnel. Additionally, we may face challenges in attracting and retaining qualified employees with expertise in both the alcoholic beverage industry and food manufacturing, particularly given our early stage and limited resources.

A significant portion of the proceeds from this offering will be used to complete the buildout of our Pittsburgh facility and install equipment for packaging ready-to-drink beverages. Construction and equipment installation projects are subject to numerous risks, including delays, cost overruns, equipment failures, and regulatory compliance issues. We may encounter unforeseen technical challenges or discover that our facility design requires modification. Any significant delays in completing our facility buildout could postpone our ability to scale production, fulfill customer orders, and generate revenue. If construction costs exceed our budget, we may need to seek additional financing or scale back our expansion plans, either of which could harm our growth prospects.

The production of our alcoholic popping boba products requires specialized ingredients, including the materials used to create the popping boba spheres, flavorings, and alcohol. We rely on third-party suppliers for these materials, and we may have limited alternative sources for certain specialized components. Disruptions in our supply chain due to supplier financial difficulties, quality control issues, natural disasters, geopolitical events, or global logistics challenges could result in production delays or increased costs. If we are unable to obtain sufficient quantities of materials at acceptable prices and quality levels, we may be unable to meet customer demand, which could result in lost sales and damage to our brand reputation.

We have not yet achieved profitability and expect to continue to incur operating losses for the foreseeable future. As an early-stage company in the alcoholic beverage industry, we face substantial costs related to product development, manufacturing, regulatory compliance, marketing, and distribution. Our expenses will likely increase as we complete our facility buildout, expand our product line to include ready-to-drink beverages, invest in brand awareness, and grow our retail distribution network. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and maintain profitability, the value of our company and your investment could decline significantly.

The funds raised in this offering may not be sufficient to fully execute our business plan and achieve our growth objectives. We will likely need to raise additional capital to complete our facility expansion, launch new products, expand our distribution network, and fund ongoing operations. We do not have any commitments for additional financing, and there can be no assurance that we will be able to obtain additional funding on acceptable terms, if at all. Our ability to raise capital may be limited by market conditions, investor appetite for early-stage alcoholic beverage companies, and our financial performance. If we are unable to obtain additional financing when needed, we may be forced to delay, reduce, or eliminate our expansion plans, which could materially harm our business and prospects.

We expect to conduct additional equity financings to fund our operations and growth initiatives. The issuance of additional equity securities will dilute the ownership percentage of existing investors, including purchasers in this offering. Future investors may receive rights, preferences, or privileges that are superior to those of the securities offered in this offering. We may also issue equity securities as compensation to employees, consultants, or advisors, or in connection with strategic partnerships or acquisitions, all of which would result in further dilution. The dilutive effect of future issuances could be substantial and may reduce the value of your investment.

The alcoholic beverage industry is intensely competitive and dominated by large, well-established companies with substantially greater financial resources, brand recognition, distribution networks, and marketing capabilities than we possess. These competitors could develop their own alcoholic popping boba products or other novelty beverage products that compete directly with ours. Additionally, we face competition from traditional ready-to-drink cocktails, flavored alcoholic beverages, and other innovative alcohol products targeting similar consumer demographics. Established competitors may be able to respond more quickly to market trends, devote greater resources to marketing and promotion, and leverage existing retail relationships to gain shelf space. If we are unable to differentiate our products and compete effectively, our market share and revenue could be adversely affected.

We are introducing a novel product category that combines popping boba—traditionally associated with non-alcoholic bubble tea—with alcohol. There is no established market for alcoholic popping boba products, and consumer demand is uncertain. Our success depends on our ability to educate consumers about our products, change consumption habits, and convince consumers to incorporate our products into their drinking occasions. Consumer preferences in the alcoholic beverage industry are subject to rapid change and are influenced by trends, social media, and cultural factors that are difficult to predict. If consumers do not embrace our products or if the novelty appeal diminishes quickly, we may be unable to generate sufficient sales to sustain our business.

Our products are premium-priced novelty alcoholic beverages that consumers may view as discretionary purchases. During economic downturns, recessions, or periods of reduced consumer confidence, consumers typically reduce spending on non-essential items and may trade down to lower-priced alternatives. Economic factors such as inflation, unemployment, reduced disposable income, and changes in consumer sentiment could negatively impact demand for our products. Additionally, our direct-to-consumer e-commerce business model may be particularly sensitive to changes in consumer spending patterns and shipping costs. Any sustained decrease in consumer spending on premium alcoholic beverages could materially harm our sales and financial performance.

The production, distribution, marketing, and sale of alcoholic beverages are subject to extensive federal, state, and local regulations. We must comply with regulations administered by the Alcohol and Tobacco Tax and Trade Bureau (TTB), state alcoholic beverage control agencies, and local authorities. These regulations govern licensing, labeling, advertising, age verification, distribution, taxation, and shipping of alcoholic products. The laws vary significantly from state to state, and we must maintain compliance in each jurisdiction where we sell our products. Online sales and direct-to-consumer shipping of alcohol are particularly complex, with many states prohibiting or heavily restricting such sales. Failure to comply with applicable regulations could result in fines, penalties, license revocations, product recalls, or criminal prosecution. Changes to existing laws or the adoption of new regulations could increase our compliance costs, require changes to our business practices, restrict our ability to ship to certain states, or otherwise adversely affect our operations.

As a manufacturer of consumable products, we are subject to federal and state food safety regulations, including those enforced by the Food and Drug Administration (FDA) and state health departments. We must maintain sanitary manufacturing conditions, implement quality control procedures, and ensure that our products are safe for consumption. Our products contain both food ingredients (the popping boba spheres and flavorings) and alcohol, which creates additional complexity in manufacturing and quality assurance. Any contamination, adulteration, or quality control failure could result in product recalls, regulatory enforcement actions, and potential liability for consumer illness or injury. A product recall or food safety incident could cause significant financial losses, damage our brand reputation, and result in loss of consumer confidence that would be difficult to recover from given our early stage and limited resources.

Our success depends in part on our ability to protect our brand, product formulations, and manufacturing processes. While we may have trademark protection for the Boba POPS name, our product concept and formulations may be difficult to protect through patents or other intellectual property rights. Competitors could develop similar alcoholic popping boba products without infringing our intellectual property. We rely on trade secrets, proprietary know-how, and confidential information regarding our manufacturing processes and product formulations, but we cannot be certain that our efforts to protect this information will be adequate. Additionally, we could face claims from third parties alleging that our products or business practices infringe their intellectual property rights. Defending against such claims could be costly and time-consuming, and an adverse outcome could require us to pay damages, cease using certain branding or processes, or obtain expensive licenses.

Our direct-to-consumer sales are conducted through our website, which likely relies on third-party e-commerce platforms, payment processors, hosting services, and shipping logistics providers. We are vulnerable to disruptions in these services due to technical failures, cyberattacks, service outages, or changes in the terms of service or pricing by these providers. Any extended interruption in our ability to accept orders, process payments, or fulfill shipments could result in lost sales and damage to our reputation. Additionally, we depend on third-party age verification services to ensure compliance with laws prohibiting alcohol sales to minors. If these verification systems fail or are compromised, we could face regulatory penalties and liability. We have limited control over these third-party providers and may have difficulty finding suitable alternatives if our current providers become unavailable or unaffordable.

An investment in our securities is highly speculative and involves a high degree of risk. You should invest only if you can afford to lose your entire investment. There is no public market for our securities, and none is expected to develop in the foreseeable future. The securities have not been

registered under the Securities Act of 1933 and are subject to transfer restrictions. You will be required to hold these securities for an indefinite period of time and may never be able to sell them. Even if we are successful, it may be many years before you see any return on your investment, if at all. Liquidity events such as an acquisition or public offering are uncertain and may never occur. You should be prepared to hold these securities indefinitely and bear the economic risk of this investment for an extended period.

Purchasers of securities in this offering will hold a minority interest in the company and will have limited ability to influence corporate decisions or the direction of the business. Our founders and existing unitholders will retain control over major decisions, including the election of directors, approval of significant transactions, and decisions regarding future financings. As a minority investor, you will have limited voting rights and will not be able to control the outcome of matters submitted to unitholders for approval. Additionally, as a private company that has conducted a Regulation Crowdfunding offering, we have limited ongoing reporting obligations compared to public companies. You will receive less information about our business and financial performance than you would as an investor in a publicly traded company, which may make it difficult to evaluate the progress and value of your investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 42% product development, 23% hiring and payroll, 14% sales and marketing, 14.5% working capital and general corporate purposes, 6.5% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$1,000,000**

Use of Proceeds: At the higher funding level, expected use of proceeds is approximately 26% product development and technology, 20% hiring and payroll, 24% sales and marketing, 23.5% working capital, operating reserves, and strategic initiatives, 6.5% Wefunder fee and related offering expenses. Additional proceeds are expected to support broader growth and reserve initiatives, and management may reallocate among categories, including in oversubscription scenarios, based on strategic priorities, business conditions, and timing of expenditures.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Priced Round: $17,700,000.00 pre-money valuation

Unifying Spirits LLC is offering up to 250,000 units of Series A Investor Units, at a price per unit of $4.00.

The campaign maximum is $1,000,000.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to Investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring,

holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties. Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Investor Units	4500000	3446665	Yes
Series B Management Units	460000	460000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

The Series B management units can only be held by managers of the company, and have certain anti-dilution rights, as more fully described in the Operating Agreement. All investors own Series A investor units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering

price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and managers and will be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and its managers to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management and managers of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Amount	$76,979.00
Interest rate	4.49% per annum
Maturity date	08/01/27

Monthly payment of $5000.00.

Loan

Lender	Ray Rozycki
Amount	$106,369.00
Interest rate	10.0% per annum
Maturity date	12/31/27

5 year loan. Monthly payment $5311.75

Loan

Lender	Ray Rozycki
Amount	$61,125.00
Interest rate	5.0% per annum

Deferred Comp at 5%

Loan

Lender	Harmon Rozycki
Amount	$34,414.00
Interest rate	5.0% per annum

Deferred Comp at 5%

Loan

Amount	$26,968.00
Interest rate	5.0% per annum

Deferred Comp 5%

Convertible Note

Issue date	09/01/25
Amount	$150,000.00
Outstanding principal plus interest	$150,000.00 as of 04/30/26
Interest rate	12.0% per annum
Maturity date	09/02/26

Convertible Note

Issue date	09/01/25
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 04/30/26
Interest rate	12.0% per annum
Maturity date	09/02/26

Convertible Note

Issue date	09/01/25
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 04/30/26
Interest rate	12.0% per annum
Maturity date	09/02/26

Convertible Note

Issue date	09/01/25

Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 04/30/26
Interest rate	12.0% per annum
Maturity date	09/02/26

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2024	Regulation D	Priced Round	$373,038	General operations
3/2025	Regulation D	Priced Round	$1,761,567	General operations
9/2025		Convertible Note	$150,000	General operations
9/2025		Convertible Note	$50,000	General operations
9/2025		Convertible Note	$50,000	General operations
9/2025		Convertible Note	$50,000	General operations
2/2026	Regulation D	Priced Round	$1,025,980	General operations
4/2026	Regulation D, 506(b)	Priced Round	$272,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ray Rozycki
Amount Invested	$106,369.12
Transaction type	Loan
Interest rate	10.0% per annum
Maturity date	12/31/27
Outstanding	Yes
Relationship	CEO

Name	Ray Rozycki
Amount Invested	$61,125.94
Transaction type	Loan
Interest rate	5.0% per annum
Outstanding	Yes
Relationship	CEO

Name	Harmon Rozycki
Amount Invested	$34,414.12
Transaction type	Loan
Interest rate	5.0% per annum
Outstanding	Yes
Relationship	CCO

Name	Frost Gamma Investment Trust
Amount Invested	$150,000.00
Transaction type	Convertible note
Issue date	09/01/25
Outstanding principal plus interest	$150,000.00 as of
Interest rate	12.0% per annum
Maturity date	09/02/26
Relationship	Existing Investor

Name	Mark Andrews III
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	09/01/25
Outstanding principal plus interest	$50,000.00 as of
Interest rate	12.0% per annum
Maturity date	09/02/26
Relationship	Manager and President

Name	Mark Andrews IV
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	09/01/25
Outstanding principal plus interest	$50,000.00 as of
Interest rate	12.0% per annum
Maturity date	09/02/26
Relationship	Son of Mark Andrews

Name	Elizabeth DuPont
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	09/01/25
Outstanding principal plus interest	$50,000.00 as of
Interest rate	12.0% per annum
Maturity date	09/02/26
Relationship	Daughter of Mark Andrews

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The Company's primary business is the development and manufacturing of Boba POPS, an innovative alcoholic beverage enhancer. The Company conducts business and extends credit to customers in multiple states throughout the United States. KelRay Industries LLC is a PA Limited Distillery and PA State Importer and manufactures Popping Boba, the version of Boba that contains ethyl alcohol and is branded as Boba POPS. KelRay Industries LLC is located in Slippery Rock, Pennsylvania and is also a FDA approved food manufacturer.

Technically, and initially, the assets of the company resulted from the acquisition of substantially all

of the assets of an entity operating as Cocktail Caviar. There was no acquisition or merger.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of March 2026, we had cash and cash equivalents of approximately $220,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $2,856,035 and our total liabilities were $1,022,564.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $177,373.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors, including especially the levels of monthly case sales. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, including the proceeds of this Wefunder offering, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness of $605,855. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $3,723,685.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that could have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Losing a major customer or channel

- Lower pricing or higher discounts

- Higher costs (suppliers, wages, fees, etc.)

- Regulatory or legal costs

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to complete the buildout of our Pittsburgh facility and install equipment to package our upcoming ready-to-drink beverages. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ray Rozycki, certify that:

(1) the financial statements of Unifying Spirits LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Unifying Spirits LLC included in this Form reflects accurately the information reported on the tax return for Unifying Spirits LLC filed for the most recently completed fiscal year.

Ray Rozycki

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage

in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each Investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the Investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://bobapops.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Unifying Spirits Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Harmon Rozycki
- Mark Andrews
- Ray Rozycki
- Roseann Sessa

Appendix E: Supporting Documents

- ttw_communications_193670_192647.pdf
- Ray_Rozycki_Fifth_Amended_and_Res__11___2_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Unifying Spirits Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Harmon Rozycki
- Mark Andrews
- Ray Rozycki
- Roseann Sessa

Appendix E: Supporting Documents

- ttw_communications_193670_192647.pdf
- Ray_Rozycki_Fifth_Amended_and_Res__11___2_.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

- ☑ **I verify the Form C is 100% accurate**
- ☑ **I agree to the Wefunder Listing Agreement**
- ☑ **I agree to the Wefunder Tax Service Agreement**
- ☑ **I agree to the Lead Investor Agreement**
- ☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Unifying Spirits LLC

By

Ray Rozycki

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ray Rozycki

CEO

4/22/2026

Harmon Rozycki

COO

4/22/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.